GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
United States of America
www.gopro.com

June 10, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Julie Sherman
Christie Wong

Re:	GoPro, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended March 31, 2024
File No. 001-36514
Dear Ms. Sherman and Ms. Wong:

This letter responds to the comments set forth in the letter to GoPro, Inc. (the “Company”, “we” or “us”), from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 24, 2024 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 and Form 10-Q for the fiscal quarter ended March 31, 2024 (File No. 001-36514) filed with the Commission on February 9, 2024 (the “Form 10-K”) and May 7, 2024 (the “Form 10-Q”), respectively. We have repeated below the Staff’s comments in bold italics, followed by the Company’s response below each comment.

Form 10-Q for Fiscal Quarter Ended March 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies & Estimates
Impairment of Goodwill, page 37

1.With regards to our prior comment 1, please tell us how you considered the first quarter developments discussed in footnote 9, including the increased and accelerated costs associated with your future product strategy and roadmap, an increasingly competitive environment, integration and product development costs related to the recent acquisition of Forcite Helmet Systems and restructuring, in your assessment of goodwill.

The Company respectfully acknowledges the Staff’s comment. The Company performs an annual assessment of its goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist. In

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
United States of America
www.gopro.com

consideration of the first quarter developments discussed in the Company’s March 31, 2024 Form 10-Q, footnote 9, including the increased and accelerated costs associated with the Company’s future product strategy and roadmap, an increasingly competitive environment, integration and product development costs related to the recent acquisition of Forcite Helmet Systems and restructuring actions, the Company did undertake an assessment of its goodwill in the quarter ended March 31, 2024. The Company noted that these items are expected to impact the profitability of its business in the near term which, coupled with historical losses, drove the establishment of the valuation allowance on the Company’s deferred tax assets. While these factors will negatively impact cash flows in the near term, the Company also considered the long-term forecasted cash flows of the business and continued to project that these have not been significantly affected by the above developments, and therefore the Company's preliminary view was that it was not more likely than not that the fair value of the Company's single reporting unit had declined below its carrying amount.

As described in footnote 1 of the Company's Form 10-Q for the period ending March 31, 2024, the Company considers both the discounted cash flow method and market approach method when assessing the fair value of the Company's single reporting unit. Accordingly, the Company also considered the overall market capitalization of the Company in its assessment of whether an interim goodwill impairment existed. Per ASC 350-20-35-22, “quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.” Using a market capitalization approach as of March 31, 2024, the Company’s market capitalization exceeded the carrying value of its single reporting unit by 34%, and the market capitalization continued to exceed the carrying value of the Company's reporting unit throughout the period until filing of the Company's March 31, 2024 Form 10-Q on May 7, 2024. Furthermore, the market capitalization does not consider an acquisition control premium, which would further increase the percentage by which the estimated fair value of the Company’s single reporting unit would exceed the carrying value. Given the significant headroom using the market approach, the forecasted long-term cash flows and consideration of other qualitative factors, the Company did not believe it was more likely than not that the fair value of its single reporting unit was less than its carrying amount as of March 31, 2024, notwithstanding the negative developments described in footnote 9.

Non-GAAP Financial Measures, page 40

2.    We note your response to comment 2. Please tell us how you calculated the income tax adjustments related to the non-GAAP financial measures. It appears that your non-GAAP adjustment for the deferred tax valuation allowance removes the effects of the valuation allowance from your GAAP tax provision and appears to change your income taxes recognition method, resulting in an

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
United States of America
www.gopro.com

individually tailored accounting. Please remove this adjustment from your reconciliation. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment. The Company calculates the income tax adjustments for non-GAAP financial measures by excluding items such as restructuring charges, stock-based compensation, and acquisition-related costs from GAAP earnings, resulting in non-GAAP earnings. The non-GAAP income tax is calculated by applying the applicable statutory tax rates to non-GAAP earnings. The non-GAAP income tax is compared with the GAAP income tax to determine the non-GAAP income tax adjustments. For the quarter ended March 31, 2024, the Company reflected a tax adjustment for the establishment of a valuation allowance. For all periods presented in future filings, the Company will exclude the tax adjustment related to valuation allowance as a non-GAAP adjustment, if applicable.

Please direct any questions, comments or advice of the Commission staff to the undersigned at (650) 255-1605.

Respectfully submitted,

GoPro, Inc.

By: /s/ Brian McGee
Brian McGee
Chief Financial Officer and Chief Operating Officer

Cc:	Nicholas Woodman, Chief Executive Officer
Eve Saltman, Esq., Chief Legal Officer & Secretary
GoPro, Inc.

Dawn Belt, Esq.
Julia Forbess, Esq.
Fenwick & West LLP